LEGACY EDUCATION INC.

701 W Avenue K, Suite 123

Lancaster, CA 93534

September 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Scott Anderegg
Lilyanna Peyser
Scott Stringer
Adam Phippen

Re:	Legacy Education Inc.
Registration Statement on Form S-1, as amended
File No. 333-281586

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Legacy Education Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, September 25, 2024, or as soon thereafter as possible.

Please notify Richard A. Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3031 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

LEGACY EDUCATION INC.

By:	/s/ LeeAnn Rohmann
Name:	LeeAnn Rohmann
Title:	Chief Executive Officer